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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 1
                                       to


                                 SCHEDULE 14d-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                 PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  TEXOIL, INC.
                           (Name of Subject Company)

                                  TEXOIL, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   882906506

                     (CUSIP Number of Class of Securities)

                               FRANK A. LODZINSKI
                                CEO & PRESIDENT
                                  TEXOIL, INC.
                      110 CYPRESS STATION DRIVE, SUITE 220
                           HOUSTON, TEXAS 77090-1629
                                 (281) 537-9920
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy To:

                             THOMAS G. ADLER, ESQ.
                JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                              DALLAS, TEXAS 75202
                                 (214) 855-4500

[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION






The second sentence of Item 1(b) is hereby amended as follows:



As of February 2, 2000, there were 7,410,225 shares of Common Stock issued and outstanding (based upon information reported in the Form 8-K of Texoil filed on January 26, 2001) and 2,991,465 shares of Preferred Stock issued and outstanding.





ITEM 4. THE SOLICITATION OR RECOMMENDATION.


     The section of Item 4(b) captioned "Reasons for the Board's Conclusions" is hereby amended as follows:



     REASONS FOR THE BOARD'S CONCLUSIONS. THE BOARD BASED ITS DETERMINATION TO RECOMMEND THE TENDER OFFER AND THE MERGER TO TEXOIL STOCKHOLDERS ON THE FOLLOWING FACTORS:


     - Texoil's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives;

     - Current conditions and trends in the petroleum industry and the effect of those conditions and trends on Texoil;

     - The significant competition and consolidation in the industry and market in which Texoil operates and, the relative size of other participants in the oil and gas industry;

     - A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibilities of securing a significant investment in Texoil to augment its equity capitalization, continuing to operate Texoil as an independent entity, a strategic acquisition of another


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       company, a strategic merger with another company in the same industry and a sale or partial sale of Texoil through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative;

     - The results of the efforts undertaken by Texoil's management to solicit indications of interest in making an investment in or the possible acquisition of Texoil from third parties other than Ocean and OEI;

     - The financial and valuation analyses presented to the Board by Dain Rauscher Wessels, including market prices and financial data relating to other companies engaged in businesses considered comparable to Texoil and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of Texoil;

     - The opinion of Dain Rauscher Wessels, dated January 17, 2001, to the effect that, as of the date of the opinion, the aggregate consideration to be received in the Tender Offer and the Merger by Texoil's Common and Preferred stockholders, as a group, pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. The full text of Dain Rauscher Wessels' written opinion, which sets forth the procedures followed, the limitations of the review undertaken and the assumptions made by Dain Rauscher Wessels in rendering the opinion, is attached as Annex A hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY;

     - The likelihood that the Tender Offer and the Merger would be consummated, including Ocean's experience, reputation, financial condition and support, as well as the risks to Texoil if the Tender Offer and the Merger were not consummated;

     - The structure of the transaction, which provides for all cash consideration, is not subject to any financing contingency and is designed, among other things, to result in the holders of the Common Stock and Preferred Stock receiving, at the earliest practicable time, the consideration paid in the Tender Offer and the Merger;

     - The fact that the offer of all cash consideration provided an immediate return on investment and liquidity for substantially all stockholders, that the consideration offered in the Tender Offer and the Merger was in excess of the historical market price at which Texoil's Common Stock had traded for the majority of 1999 and 2000 and that the consideration was also in excess of the net book value per share of Texoil Common Stock at September 30, 2000 of $3.27 per share;

     - The absence of any better firm offer and that prior indications of interest were limited, were for less consideration and were contingent upon the potential buyer obtaining financing for the transaction;

     - The difficulty and uncertainty, due to market conditions, that Texoil's management could continue replace production and reserve quantities, without a significant increase to its historical finding and development costs, and therefore increase stockholder value through its fundamental business strategy and strategic acquisitions of assets or corporate entities;

     - The difficulty and uncertainty of Texoil's ability to effect a business combination, with Texoil remaining as the surviving entity, without considerably increasing its debt or strategic risk profile;

     - The likely reduction in discretionary cash flow in 2001 due to several factors including increasing costs, required operations and maintenance expenditures and significant projected tax obligations; and

     - The potential impact on Texoil's market price, resulting from anticipated Common Stock sales of large non-management stockholders.

     The Board did not attach specific weight to any one of these factors, but the Board placed weight on the amount of the consideration relative to historical market values and book values of Texoil, the favorable terms of the Merger Agreement, the financial ability of Ocean and OEI to complete the transaction and Dain

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ITEM 8. ADDITIONAL INFORMATION.


     Item 8 is hereby amended by adding a new paragraph as follows:

     Certain forward-looking statements have been made in connection with the Tender Offer and the Merger. Such statements are not protected by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.





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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment 1 to Schedule 14D-9 is true, complete and correct.


                                            TEXOIL, INC.

                                            By:  /s/ FRANK A. LODZINSKI
                                            ------------------------------------
                                            Frank A. Lodzinski
                                            Name: Frank A. Lodzinski
                                            Title:  President


Dated: February 2, 2001